Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF THE

THIRD AMENDED AND RESATED CERTIFICATE OF INCORPORATION

OF

TESARO, INC.

July 7, 2011

Pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware, TESARO, INC., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1.             The name of the Corporation is TESARO, INC.  The Corporation was incorporated pursuant to a Certificate of Incorporation filed with the Secretary of State of the State of Delaware on March 26, 2010 (the “Original Certificate”).  The Original Certificate was amended and restated in its entirety pursuant to a Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on May 10, 2010 (the “Restated Certificate”).  The Restated Certificate was amended and restated in its entirety pursuant to a Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on December 10, 2010 (the “Second Restated Certificate”).  The Second Restated Certificate was amended and restated in its entirety pursuant to a Third Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on June 6, 2011 (the “Third Restated Certificate”).

2.             This Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation (this “Amendment”) amends a provision of the Third Restated Certificate, and has been duly adopted by unanimous written consent of the Board of Directors of the Corporation and by written consent of the holders of the outstanding stock of the Corporation entitled to vote thereon in accordance with the provisions of Sections 228 and 242 and all other applicable provisions of the General Corporation Law of the State of Delaware.

3.             The text of the Third Restated Certificate is hereby amended to delete the second, third and fourth sentences of the first paragraph of Section A of Article IV in their entirety and replace them with the following:

“The total number of shares that the Corporation is authorized to issue is one hundred fifty-three million three hundred ninety-six thousand five hundred and fifty-two (153,396,552).  The total number of shares of common stock, par value $0.0001 per share (the “Common Stock”), authorized to be issued is eighty-five million four hundred fifty-nine thousand seven hundred and seventy (85,459,770).  The total number of shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), authorized to be issued is sixty-seven million nine hundred thirty-six thousand seven hundred and eighty-two (67,936,782) of which (i) twenty million (20,000,000) shares are designated as “Series A Preferred Stock” (the “Series A Preferred Stock”), (ii) forty-six million four hundred thirty-six thousand seven hundred and eighty-two (46,436,782) shares are designated as “Series B Preferred Stock” (the “Series B Preferred Stock”) and (iii) one million five hundred thousand (1,500,000) shares are designated as “Series O Junior Preferred Stock” (the “Junior Preferred Stock”).”

4.             All other provisions of the Third Restated Certificate shall remain in effect.

[signature page follows]

IN WITNESS WHEREOF, this Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 7th day of July, 2011.

/s/ Leon O. Moulder, Jr.
Leon O. Moulder, Jr.